UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 14, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI PROPOSES RESTRUCTURING OF BEE TRANSACTION
AND GIVES NOTICE OF GENERAL MEETING

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
14 April 2011
ANGLOGOLD ASHANTI PROPOSES RESTRUCTURING OF BEE TRANSACTION AND GIVES
NOTICE OF GENERAL MEETING
AngloGold Ashanti is proposing to restructure its Black Economic Empowerment (“BEE”) share ownership transaction first announced in 2006, to ensure the intended benefits will accrue to its recipients, namely its South African employees, through the Bokamoso ESOP trust and BEE
Partner, Izingwe Holdings (Proprietary) Limited (“Izingwe”) (an investment company controlled by black investors) (“proposed restructuring”). The total incremental accounting cost to AngloGold
Ashanti of the proposed restructuring which is subject to shareholders’ approval, is around
R120.5 million (approximately $17.8 million), while the pro-forma impact on adjusted headline earnings* and net asset value per share is 0.4% and 0.2% respectively.
“We’ve taken a proactive stance, in partnership with Izingwe and our employees, to ensure this economic empowerment initiative has the intended benefit,” AngloGold Ashanti Chief Executive
Officer Mark Cutifani said. “We believe this has been achieved at a very reasonable cost to shareholders, while delivering clear upside for AngloGold Ashanti, its employees and South Africa as a whole.”
Further details on the financial effects of the proposed restructuring and its rationale are included below and in the circular which has been posted separately.
TERMS OF THE PROPOSED RESTRUCTURING
The principal component of the restructured transaction is the proposed reinstatement over the next three years of a total of some 1.37 million E Ordinary shares (“E shares”)**, that have either lapsed or are expected to lapse without realising the anticipated value for their holders. This is largely due to the market and economic circumstances (including the performance of the company’s share price in rand terms) which have prevailed since the launch of the BEE transaction in 2006. Also, an additional 48,923 new ordinary shares will be allotted to employees who qualify for the scheme as of the original cut-off date.
The E shares issued to the Bokamoso ESOP trust and Izingwe are effectively share appreciation rights which, upon vesting in the intended recipients, will be net settled with equity. The proposed restructuring entails a resetting of the strike price of the E shares at R320 for the Bokamoso ESOP and R330 for Izingwe, as well as providing on vesting for both a minimum payout (“floor”) of R40 per
E share and a maximum payout per E share of R70 for Izingwe and R90 for members of the
Bokamoso ESOP. While the floor price provides certainty to all beneficiaries of the BEE transaction, the creation of a ceiling serves to limit the cost to AngloGold Ashanti and its shareholders.
*     Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustment on convertible bonds and interest rate swaps per share.
**   E Shares are E Ordinary shares having a par value of R0.25 each in the share capital of AngloGold Ashanti created to facilitate the BEE transaction.

RATIONALE FOR THE PROPOSED RESTRUCTURING
AngloGold Ashanti has committed itself to participating in the transformation and development of
South Africa for the future benefit of all South Africans. While the failure of Izingwe and the members of the Bokamoso ESOP trust to realise the intended value of the BEE transaction could be viewed as a normal risk of share ownership, it should be borne in mind that this transaction provides an ongoing opportunity for AngloGold Ashanti and various trade unions to ensure closer alignment of their interests. The BEE transaction was also designed to enable AngloGold Ashanti to further play its part in ameliorating SA’s historical legacy by enhancing entrepreneurship. This is in addition to the separate BEE transactions that AngloGold Ashanti concluded with African Rainbow Minerals in
1998 and 2001.
The Board believes that proactively implementing the proposed restructuring will be recognised by government, AngloGold Ashanti’s employees, Izingwe and society as a whole, as reinforcing the company’s continued commitment to the spirit of transformation and empowerment as contained in the Mining Charter. Management believes that the amendment of this transaction has the potential to enhance labour relations within AngloGold Ashanti’s South African operations, and, more broadly, reinforce AngloGold Ashanti’s reputation as a good corporate citizen in South Africa.
UNAUDITED PRO FORMA FINANCIAL INFORMATION RELATING TO ANGLOGOLD ASHANTI
The unaudited pro forma financial information of AngloGold Ashanti was prepared in order to show the effects of the proposed restructuring, assuming that the proposed restructuring took place to its full extent on 1 January 2010 for purposes of the income statement for the twelve month period ended and as at 31 December 2010 for purposes of the statement of financial position. The unaudited pro forma financial effects have been prepared using accounting policies that are consistent with IFRS and with the basis in terms of the accounting policies adopted by AngloGold
Ashanti.
The information has been prepared for illustrative purposes only and may not, because of its nature, fairly present the issuer’s financial position, changes in equity, results of operations or cash flows. It does not purport to be indicative of what the results or financial results would have been if the proposed restructuring had actually occurred at an earlier date.
The directors are responsible for the compilation, contents and presentation of the unaudited pro forma financial effects and for the financial information from which it has been prepared. Their responsibility includes determining that:
· the unaudited pro forma financial effects have been properly compiled on the basis stated;
· the basis is consistent with the accounting policies adopted by AngloGold Ashanti; and
· the pro forma adjustments are appropriate for the purposes of the unaudited pro forma financial information disclosed in terms of the Listings Requirements.

Unaudited pro forma per share information of AngloGold Ashanti
US$ (cents)
Before the
proposed
restructuring
After the
proposed
restructuring
Movement
Net asset value per share
1
1,071 1,069 (0.2)%
Net tangible asset value per share
1
1,021 1,018 (0.3)%
Basic earnings per share
2
20 17 (15.0)%
Diluted earnings per share
3
20 17 (15.0)%
Headline earnings per share
4
33 30 (9.1)%
Headline earnings adjusted for the effect
of unrealised non-hedge derivatives, fair
value adjustment on convertible bonds and
interest rate swap per share
5
(473) (475) (0.4)%
Weighted average number of shares in issue
6
371,870,821 372,730,378 0.2%
Weighted average diluted number of shares in
issue
7
373,440,427 374,299,984 0.2%
Number of shares in issue
8
384,010,206 384,869,763 0.2%
Net debt to net capital employed
9
31% 31%
In these pro formas, shares refers to AngloGold Ashanti ordinary shares.
Notes:
1.    Net asset value per share is computed by dividing total equity of $4,113 million by the number of shares in issue, being
       384,010,206 before the proposed restructuring and 384,869,763 after the proposed restructuring. Net tangible asset value per share is computed by dividing total equity (excluding intangible assets) of $3,919 million by the number of shares in issue, being 384,010,206 before the proposed restructuring and 384,869,763 after the proposed restructuring.
2.   Basic earnings per share is computed by dividing net earnings by the weighted average number of shares in issue.
3.   The diluted earnings per share is computed by dividing net earnings by the weighted average diluted number of shares in issue.
4.   Headline earnings removes items of a capital nature from the calculation of earnings per share. Headline earnings per share is computed by dividing headline earnings by the weighted average number of shares in issue.
5.   Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustment on convertible bonds and interest rate swaps divided by the weighted average number of shares in issue.
6.   The weighted average number of shares in issue was 371,870,821 for the period ended 31 December 2010 and as a result of the issuance of 859,557 shares, the weighted average number of shares in issue for that period would have been 372,730,378.
7.   The weighted average diluted number of shares in issue was 373,440,427 for the period ended 31 December 2010 and as a result of the issuance of 859,557 shares, the weighted average diluted number of shares in issue for that period would have been 374,299,984. The weighted average diluted number of shares in issue for the period ended
       31 December does not assume the effect of 33,524,625 shares issuable upon the conversion of the convertible bonds, as their effects are anti-dilutive.
8.   The number of shares in issue as at 31 December 2010 was 384,010,206 and, as a result of the issue, the number of shares in issue as at that date would have been 384,869,763. This assumes that all E shares will convert into ordinary shares.
9.   Net debt includes both long-term and short-term debt and is net of cash. Net capital employed is calculated as shareholders’ equity adjusted for other comprehensive income and deferred taxation, plus minority interests, interest bearing debt, less cash.
CONDITIONS PRECEDENT TO IMPLEMENTING THE PROPOSED RESTRUCTURING.
Implementation of the proposed restructuring is subject to the following conditions being fulfilled:
· the passing of all necessary resolutions by the requisite majority of shareholders at the general meeting; and
· registration (insofar as required) of the special resolution with the CIPRO/Companies Office;

SALIENT DATES AND TIMES
2011
Last day to lodge forms of proxy for the general meeting by 12:00
(1)
on
Monday, 9 May
General meeting to be held at 12:00
(2)
on
Wednesday, 11 May
Results of general meeting
-
released on SENS on
Wednesday, 11 May
-
published in the South African press on
Thursday, 12 May
Special resolutions registered with the CIPRO/ Companies Office on or about
Friday, 20 May
(1) The above dates and times are subject to change. Any material changes will be released on SENS and published in the press.
(2) All times referred to in this announcement are local times in South Africa.
INDEPENDENT FAIRNESS OPINION
A fairness opinion is required to be obtained from an independent expert because the proposed restructuring, includes the issue of further unlisted voting securities for which a special dispensation was granted by the JSE Limited, in respect of the original BEE transaction, to waive the restrictions outlined in paragraph 4.24 of its Listings Requirements. In addition a fairness opinion is required as convertible securities are being issued to Izingwe, of which Mr Sipho Pityana, a non-executive director of AngloGold Ashanti and Chairman of Izingwe holds indirectly through a family trust, 44% of
Izingwe and is therefore regarded as a related party to AngloGold Ashanti in terms of the Listings
Requirements. The Board has appointed The Standard Bank of South Africa Limited, acting through its Mergers and Acquisitions Division (“Standard Bank”), as the independent expert to advise on the fairness of the financial terms and conditions of the proposed restructuring.
Having considered the financial terms and conditions of the proposed restructuring, Standard Bank is of the opinion that the financial terms and conditions of the proposed restructuring are fair, both in relation to the further issue of unlisted voting securities and in light of the fact that the issue includes an issue of shares to a related party.
CIRCULAR TO SHAREHOLDERS
A circular convening a general meeting to be held on Wednesday, 11 May at 12:00 South African time (or as soon as the annual general meeting to be held on the same day is concluded), at the
Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, at which, shareholders will be asked to approve various resolutions to give effect to the amendment to the transaction was posted to shareholders today, Thursday, 14 April 2011.
.
An electronic copy of the circular is available from the company’s website at
www.anglogoldashanti.com
and printed copies are available, on request, from The Company
Secretary, AngloGold Ashanti Limited, P O Box 62117, Marshalltown, 2107, Fax +27 11 637 6677 or
from the contacts listed below.
Merchant bank and transaction sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)
Corporate law advisers
Tabacks and Associates (Pty) Limited
Independent expert
Standard Bank of South Africa Limited
Reporting accountants
Ernst & Young Inc.
ENDS

__________________________________________________________________________________________________________________
Contacts
Tel:
E-mail:
Alan Fine (Media) +27 (0) 11 637- 6383 / +27 (0) 83 250 0757 afine@anglogoldashanti.com
Mike Bedford (Investors) +27 (0) 11 637 6273 / +27 (0) 82 3748820
mbedford@anglogoldashanti.com
Stewart Bailey (Investors)
+1 212 836 4303 / +27 (0) 82 330 9628        /
+1 646 338 4337 sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to
AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011. The company’s 2009 annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States on April 19, 2010 and as amended on May 18,
2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 14, 2011
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary